Exhibit 6.11

EXCLUSIVE LICENSE AGREEMENT

This EXCLUSIVE LICENSE AGREEMENT (this "Agreement") is made as of the First day of September, 2020 ("Effective Date"), by and between Neuropore Therapies, Inc., a corporation organized under the laws of the State of Delaware, having its principal office at 10835 Road to the Cure, Suite 230, San Diego, CA 92121 (the "Licensor"), and Global Cancer Technology, Inc., a corporation organized under the laws of the State of Nevada having its principal office at 16776 Bernardo Center Drive, Suite 203, San Diego, CA 92128 (the "Licensee" and together with the Licensor the "Parties" and each a "Party").

WHEREAS, the Licensee wishes to obtain, and the Licensor is willing to grant to the Licensee, an exclusive license grant on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed as follows:

1.      Definitions. Any capitalized term in this Agreement shall have the meaning set forth below or, if not listed below, the meaning designated in places throughout this Agreement.

(a)        "Affiliate" of a person means any other person which (directly or indirectly) is controlled by, controls or is under common control with such Person. For the purposes of this definition, the term "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") as used with respect to a person means (i) in the case of a corporate entity, direct or indirect ownership of voting securities entitled to cast more than fifty percent (50%) of the votes in the election of directors or (ii) in the case of a non-corporate entity, direct or indirect ownership of more than fifty percent (50%) of the voting securities with the power to direct the management and policies of such entity.

(b)       "Compound" means any compound, the composition of matter of which is Covered by the Licensed Patents.

(c)        "Confidential Information" means all non-public information disclosed by or on behalf of the Disclosing Party to the Receiving Party or its designee hereunder, or in connection with pre Effective Date discussions regarding the subject matter of this Agreement. Confidential Information shall not include information that Receiving Party can show by competent proof (i) was known to Receiving Party or its Affiliates, without obligation to keep it confidential or any restriction on its use, prior to disclosure by or on behalf of the Disclosing Party; (ii) is subsequently disclosed to Receiving Party or its Affiliates by a third party not on behalf of the Disclosing Party lawfully in possession thereof and without obligation to keep it confidential or any restriction on its use; (iii) becomes publicly available through no act or omission by Receiving Party; or (iv) is independently developed by or on behalf of Receiving Party or any Affiliates through activities outside of this Agreement without the application or use of Disclosing Party Confidential Information.

(d)       "Control" or "Controlled" means with respect to any Know-How, Patent Rights or other intellectual property rights, possession by an entity of the ability (whether by ownership, license or otherwise) to grant access to, to grant use of, or to grant a license or a sublicense of or under such Know-How, Patent Rights or intellectual property rights without violating the terms of any agreement or other arrangement with any third party.

(e)        "Cover," "Covered" or "Covering" means, with respect to Patent Rights, that the making, using, importation, offer for sale or sale of an invention claimed in such Patent Rights or the conducting of an activity, in the absence of a license under such Patent Rights, would infringe at least one Valid Claim of such Patent Rights.

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(f)        "Fair Market Value" means the price at which a willing buyer would buy and a willing seller would sell the subject property in an arms' length transaction in the ordinary course of business, with neither being required to act, and both having reasonable knowledge of the relevant facts.

(g)        "Field of Use" means all uses.

(h)       "Know-How" means any tangible or intangible information, inventions, know- how, data or materials, whether patentable or not, including (a) ideas, discoveries, improvements or trade secrets, (b) pharmaceutical, chemical and biological materials, compounds, products, cell lines and compositions, (c) tests, assays, techniques, methods, procedures, formulas, formulations or processes, and (d) technical, medical, clinical, toxicological, and other data and other information relating to any of the foregoing, including preclinical and clinical data, but excluding Patent Rights.

(i)         "Licensed Know-How" means all Know-How Controlled by Licensor as of the Effective Date that is necessary or useful for the development, manufacture or commercialization of Products.

(j)         "Licensed Patent Rights" means the patents and patent applications listed in Exhibit A, together with any and all substitutions, extensions, divisionals, continuations, continuations-in part (to the extent that the claimed subject matter of such continuations-in-part are disclosed and enabled in the parent patent application and are not, as of the Effective Date, obligated to a third party), foreign counterparts of such patent applications, and patents which issue thereon anywhere in the Territory, including reexamined and reissued patents.

(k)        "Licensed Rights" means the Licensed Know-How and the Licensed Patent Rights.

(l)         "Licensee Technology" Know-How and Patent Rights generated, conceived or reduced to practice by or on behalf of Licensee or its Affiliates or any Sublicensee in connection with the research, development, manufacturing or commercialization of Compound or Product, and intellectual property rights thereto, each to the extent necessary or useful for the manufacture, development, use or commercialization of Compound or Product.

(m)       "Net Sales" means the gross amount billed or invoiced by or on behalf of Licensee or any Sublicensee or their respective Affiliates (in each case, the "Invoicing Entity") on sales of Products, less the following in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") or then-current International Financial Reporting Standard to the extent applicable with respect to such sales of Products and not previously deducted from the gross invoice price: (1) customary trade, quantity or cash discounts to the extent actually allowed and taken; (2) amounts actually repaid or credited by reason of rejection, defects, recall or return of any previously sold Products; (3) customer freight charges that are paid by or on behalf of the Invoicing Entity; (4) to the extent separately stated on purchase orders, invoices or other documents of sale, any sales, value added or similar taxes, custom duties or other similar governmental charges levied directly on the production, sale, transportation, delivery or use of a Product that are paid by or on behalf of the Invoicing Entity, but not including any tax levied with respect to income; (5) administrative fees paid to group purchasing organizations, pharmaceutical benefit managers or prescription drug plans; (6) annual fees on prescription drug manufacturers imposed by the Patient Protection and Affordable Care Act (as amended); and (7) uncollectible balances on amounts billed or invoiced by the Invoicing Entity for such Products; provided that Net Sales shall be increased upon collection of accounts that were previously written off; provided that:

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(i)          In any transfers of Products between an Invoicing Entity and an Affiliate of such Invoicing Entity not for the purpose of resale by such Affiliate, Net Sales will be equal to the Fair Market Value of the Products so transferred; and

(ii)         Sales of Products by an Invoicing Entity to its Affiliate for resale by such affiliate will not be deemed Net Sales. Instead, Net Sales will be determined based on the gross amount billed or invoiced by such Affiliate upon resale of such Products to a third party purchaser.

In the event of sales of a Combination Product by an Invoicing Entity in a country:

(A)  If both the Compound and the other active compound(s) are each sold separately in finished form in such particular country, then Net Sales will be calculated as [A/(A+B)] x C, where: "A" is the weighted average selling price of the Compound when sold separately during the applicable reporting period in such country and calculated in accordance with GAAP; "B" is the sum of the weighted average selling price of each of the other active compound(s) contained within or used in the Combination Product when sold separately during the applicable reporting period in such country and calculated in accordance with GAAP; and "C" is the Net Sales, calculated without regard to this formula, of the Combination Product in such country (solely for purposes of this calculation) and calculated in accordance with GAAP.

(B)   If the Compound is sold separately in finished form in a particular country, but the other active compound(s) included in such Combination Product are not sold separately in finished form in such country, then Net Sales shall be calculated as: [AID] x C, where "A" and "C" are as per clause (A) above and "D" is the weighted average selling price of the Combination Product in such country.

(C)    If the other active compound(s) included in the Combination Product are sold separately in finished form in a particular country, but the Compound is not sold separately in finished form in such country, then Net Sales shall be calculated as: [(D B)/D] x C, where "B", "C", "D" are as per clauses (A) and (B) above.

(D)    If neither the Compound nor the other active compound(s) are available for sale separately in the applicable country, then the weighted average selling prices of each of the Compound and the other active compound(s) included in the Combination Product in the equation described in clause (A) above in the applicable country will each be replaced with the Parties' agreed estimate of the Fair Market Value for such products for which no such sales exist in such country.

(n)       "Patent Rights" means all (a) patents, re-examinations, reissues, renewals, extensions, term restorations, and supplementary protection certificates, or any like filing thereof, and (b) pending applications for patents, including provisional applications, continuations, continuations-in-part, divisional and substitute applications, including confirmation patents, registration patents, patents of addition, inventors' certificates, and foreign counterparts thereof.

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(o)        "Product" means a product that contains one or more Compounds, whether alone or in combination with one or more other compounds as active ingredients (in the case of the latter, in a "Combination Product").

(p)       "Sublicense" means a sublicense directly or indirectly by Licensee to the extent such sublicense is of any of the rights licensed to Licensee by Licensor under Section 2(a).

(q)       "Sublicensee" means any third party to whom Licensee grants a Sublicense (directly or indirectly through multiple tiers), but excluding service providers, manufacturers, wholesalers, distributors, or subcontractors.

(r)         "Term" has the meaning provided in Section 7(a).

(s)        "Territory'' means the entire world.

(t)        "Valid Claim" means a claim of (i) an issued and unexpired patent which has not (A) lapsed, (B) been revoked, abandoned or held unenforceable or invalid by a final decision of a court or governmental or supra-governmental agency of competent jurisdiction if such decision is unappealable or unappealed within the time allowed for appeal, or (C) been disclaimed, denied or admitted to be invalid or unenforceable through reissue, reexamination or disclaimer or otherwise or (ii) a patent application filed in good faith that has not been canceled, withdrawn or abandoned.

2.        License.

(a)        License Grant. Licensor hereby grants to Licensee, and Licensee accepts from Licensor, an exclusive (even as to Licensor), license under the Licensed Rights to make, have made, use, offer to sell, sell, import and otherwise exploit Products for all uses within the Field of Use, throughout the Territory, with the right to grant sublicenses (through multiple tiers) of any such rights without restriction, but subject to Section 2(b).

(b)       Sublicenses. Licensee shall have the right to grant Sublicenses, through multiple tiers of sublicensees, under the license granted in Section 2(a); provided that any such Sublicenses shall be consistent with the terms and conditions of this Agreement and Licensee remains primarily responsible for the actions or omissions of all sublicensees and their compliance with the terms of this Agreement. Within thirty (30) days after execution of a Sublicense between Licensee or its Affiliate and a Sublicensee, or after Licensee's receipt of a copy of a Sublicense between a Sublicensee and any other Sublicensee, in each case, of any of the commercialization rights licensed under Section 2(a), Licensee shall notify Licensor in writing of the identity of the applicable Sublicensee and, with respect to Sublicenses between Licensee or an Affiliate and a Sublicensee, provide Licensor with a reasonably redacted copy of such Sublicense, provided that such copy shall not be redacted to the extent that the redactions impair Licensor's ability to ensure compliance with this Agreement.

(c)        Retained Rights. Each Party expressly reserves and retains all rights to all intellectual property and other technology of such Party not expressly granted to the other Party herein. No right or license in, to or under any intellectual property or other rights of either Party is granted, conveyed or transferred or shall be deemed granted, conveyed or transferred by implication or estoppel.

(d)       Representations and Warranties by Licensor. Licensor hereby represents and warrants to the Licensee as of the Effective Date as follows:

(i)          Licensor owns or controls the Licensed Rights, free and clear of any liens or encumbrances, subject to any rights of the United States government under applicable law;

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(ii)         Licensor has not granted, and will not grant, any rights to any third party in or to Licensed Rights with respect to Products within the Field of Use; and

(iii)        Licensor is not aware of any claim asserted by any third party that the Licensed Rights or the practice of the Licensed Rights within the Field of Use, constitute an infringement or misappropriation of any rights of such third party or any other third party.

(e)        Development and Commercialization.

(i)          Licensee, itself or through Affiliates or Sublicensees shall be responsible, at their respective expense, for manufacture, development and commercialization of Products in the Territory in the Field of Use. Licensee, either on its own behalf or through Affiliates or Sublicensees, shall use commercially reasonable efforts to develop, obtain applicable regulatory approvals for and commercialize Licensed Product in the Territory.

(ii)         Licensee shall provide to Licensor semi-annually, within forty-five (45) days following June 30 and December 31 of each year, with a detailed progress report with respect to its and its Affiliates and Sublicensees' development activities during the prior six (6) month period and plans for the then current six (6) month period. In addition, Licensee shall, as reasonably requested by Licensor and in a frequency of no more than twice per calendar year, make available to Licensor certain appropriate personnel of Licensee and its applicable Affiliates to participate via telephone conference call for the purpose of addressing inquiries of Licensor regarding development activities for Products in the Field of Use.

3.       Consideration for Grant of License and Payment Terms.

(a)        No Upfront Fees. Licensee is hereby providing the license set forth in Section 2 at no upfront cost to Licensee.

(b)       Sales Royalties. Licensee shall pay to Licensor a royalty on worldwide annual Net Sales by the Licensee, a Sublicensee or any Affiliate of either during each calendar year equal to three percent (3%) of total Net Sales. This royalty rate applicable to the Net Sales of a Product in a country will be reduced by fifty percent (50%) during any period during which there exists no Valid Claim of the Licensed Patent Rights in such country that covers such Product or its manufacture, use or sale in such country.

(c)       Schedule. The Licensee will pay to Licensor all royalties due and payable to Licensor quarterly on or before February 28 (for the calendar quarter ending December 31), May 31 (for the calendar quarter ending March 31), August 31 (for the calendar quarter ending June 30) and November 30 (for the calendar quarter ending September 30) of each calendar year. Each payment will be for royalties which have accrued within the most recently completed calendar quarter.

(d)       Royalty Term. On a country-by-country and Product-by-Product basis, royalty payments shall terminate upon the latest of: (i) the date on which no Valid Claim of Licensed Rights covers such Product or its manufacture, use or sale in such country; (ii) the expiration of any grant of regulatory exclusivity with respect to the sale of the Product in such country or (iii) the date that is ten (10) years from the date of first commercial sale of such Product in such country.

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(e)        Royalty Reports. Beginning with the first Net Sales of a Product, the Licensee shall make quarterly royalty reports to the Licensor on or before sixty (60) days after the close of each calendar quarter. Each royalty report will cover the most recently completed calendar quarter and will provide sufficient detail to permit confirmation of the accuracy of the payment made, including (a) the number of Products sold, (b) gross sales, (c) Net Sales, (d) itemized deductions from gross sales, (e) details of any adjustment made pursuant to Section 3(b), and (f) exchange rates used to calculate royalties payable to Licensor, for the relevant Calendar Quarter, on a Product-by-Product and country-by-country basis, including the total royalty payable to Licensor. Licensee shall submit a single report for all Net Sales during the applicable calendar quarter, including all of Licensee's Affiliates' and Sublicensees' Net Sales but shall separately identify the Net Sales and other information applicable to each entity.

(f)        Currency. All consideration due to Licensor will be payable and will be made in United States dollars by wire transfer or other electronic payment of immediately available funds acceptable to Licensor to an account designated in writing by Licensor. Licensee is responsible for all bank or other transfer charges charged, other than those charged by Licensor's bank. When Products are sold for monies other than United States dollars, the royalties will first be determined in the foreign currency of the country in which such Products were sold and then converted into equivalent United States dollars. The exchange rate will be the average exchange rate quoted in The Wall Street Journal during the last thirty (30) days of the reporting period.

(g)       Taxes. The Parties agree to cooperate with one another and use reasonable efforts to avoid or reduce tax withholding, transfer taxes, or similar obligations with respect to payments made to Licensor under this Agreement. To the extent Licensee is required by applicable laws to deduct and withhold taxes on any payment to Licensor, Licensee shall pay the amounts of such taxes to the proper governmental authority in a timely manner and promptly transmit to Licensor an official tax certificate or other evidence of such payment sufficient to enable Licensor to claim such payment of taxes. Licensor shall provide Licensee any tax forms that may be reasonably necessary in order for Licensee to not withhold tax or to withhold tax at a reduced rate under any applicable tax laws or bilateral income tax treaty, to the extent legally able to do so. Licensee shall provide Licensor with reasonable assistance to enable the recovery, as permitted by applicable laws, of withholding taxes, transfer taxes, or similar obligations resulting from payments made under this Agreement, such recovery to be for the benefit of Licensor. Each Party shall assist the other Party in claiming exemption from such deductions or withholdings under double taxation or similar agreement or treaty from time to time in force and in minimizing the amount required to be so withheld or deducted.

(h)       Late Payments. In the event that any payment under this Agreement is not received by Licensor when due, the Licensee will pay to Licensor an accrued interest of the thirty (30) day US Dollar London Interbank Offered Rate (LIBOR) (or if not in effect, Secured Overnight Financing Rate (SOFR)) plus 5.0% per annum (or the highest rate permitted by applicable law, if lower). Such interest will be calculated from the date payment was due until actually received by Licensor. Such accrual of interest will be in addition to and not in lieu of, enforcement of any other rights of Licensor due to such late payment.

(i)         Accounting. Licensee shall keep accurate books and records showing all Products sold under the terms of this Agreement to the extent pertaining to royalties payable to Licensor required under this Agreement. Books and records must be preserved for at least three (3) years from the date of the royalty payment to which they pertain or for such other period as may be required by applicable law.

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(j)         Auditing. Upon reasonable prior notice and during regular business hours at such place or places where such records are customarily kept, all such records may be inspected on Licensor's behalf by an independent certified public accountant (the "Auditor") selected by Licensor and reasonably acceptable to Licensee for the sole purpose of verifying the accuracy of the payments or financial reports furnished pursuant to this Agreement. Before beginning its audit, the Auditor shall execute an undertaking acceptable to each Party by which the Auditor agrees to keep confidential all information reviewed during the audit. Such audits shall be limited to once each calendar year and once with respect to records covering any specific period. In the event that the final result of the inspection reveals an undisputed underpayment or overpayment, the underpaid or overpaid amount, plus interest on underpaid amounts calculated in accordance with 3(h), shall be settled within thirty (30) days after the Auditor's report. Licensor shall bear the full cost of such audit unless such audit reveals an underpayment of more than ten percent (10%), in which case Licensee shall reimburse Licensor for the reasonable costs of such audit.

4.          Patent Prosecution and Maintenance; Infringement by Third Parties; Defense of Licensed Rights.

(a)        Prosecution and Maintenance.

(i)          Licensor shall have the first right, but not the obligation, to control the filing, prosecution and maintenance of the Licensed Patent Rights, at Licensee's sole cost and expense and by counsel of Licensor's own choice. Licensor will invoice Licensee on a monthly basis for payment of costs and expenses for filing, prosecution and maintenance of the Licensed Patent Rights, and Licensee shall be required to pay such invoices within thirty (30) days after receipt. Licensor shall keep Licensee informed of the status of prosecution and maintenance of such Licensed Patent Rights. Licensor shall provide Licensee an opportunity to review and provide to Licensor comments on draft filings and submissions related to the prosecution and maintenance of such Licensed Patent Rights, which comments Licensor shall consider in good faith. If Licensor desires not to file, or to abandon or cease prosecution and maintenance of any Licensed Patent Rights, Licensor shall provide reasonable prior written notice to Licensee of such intention not to file, or to abandon or cease prosecution and maintenance (which notice shall, to the extent possible, be given no later than sixty (60) days prior to the next deadline for any action that must be taken with respect to any such Licensed Patent Rights in the relevant patent office). In such case, Licensee (or its Affiliate or Sublicensee) shall have the right to assume prosecution and maintenance of such Licensed Patent Rights at Licensee's (or its Affiliate's or Sublicensee's) sole cost and expense and by counsel of Licensee's (or its Affiliate's or Sublicensee's) own choice.

(ii)         In the event Licensee assumes prosecution and maintenance of Licensed Patent Rights after Licensor's decision not to file, abandon or cease prosecution and maintenance of such Licensed Patent Rights, Licensee shall provide Licensor an opportunity to review and provide to Licensee comments on draft filings and submissions related to the prosecution and maintenance of such Licensed Patent Rights, which comments Licensee shall consider in good faith.

(b)       Enforcement. Licensee shall have the first right to enforce the Licensed Patent Rights against competitors in the Field of Use at Licensee's expense. Each Party shall use its reasonable efforts to notify the other of any infringement of the Licensed Patent Rights. If Licensee (i) elects not to enforce the Licensed Patent Rights in the Field of Use (the decision of which Licensee shall inform Licensor promptly in writing) or (ii) Licensee otherwise fails to bring such legal action within one hundred eighty (180) days of first becoming aware of such infringement, Licensor shall have the right to bring and control any legal action in connection with such infringement in the Field of Use at its own expense. The right to enforce the Licensed Patent Rights as provided herein shall include the right to bring legal action for infringement and to seek and receive any available remedies on account of such infringement, and to negotiate any settlement of such claims and to receive any amounts paid in settlement thereof; provided that any recoveries received by Licensee shall constitute Net Sales payable to Licensor pursuant to Section 3(b) after reimbursement of Licensee's legal fees and expenses related to the enforcement action. In the case of any legal claim brought or proposed to be brought by Licensee to enforce the Licensed Patent Rights in the Field of Use, Licensor shall, to the extent requested by Licensee, commence or join in such action as a party plaintiff at Licensee's reasonable expense.

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(c)        Defense. In the event that any person shall assert against either Party any claim that any of the Licensed Patent Rights are invalid or enforceable, or seeking to limit the scope of enforcement thereof, whether in defense against an enforcement action brought by Licensee or by a separate action for declaratory judgment, or otherwise, the Party receiving notice of such claim shall promptly notify the other Party. The Parties agree to cooperate fully with each other to protect and defend the Licensed Patent Rights against any such assertions, and each Party, to the extent not already party to any legal or other proceedings or negotiations related to any such assertion, shall be entitled to participate and intervene therein, either directly or through counsel of such Party's choosing.

(d)       Cooperation. With respect to any prosecution, enforcement or defense action identified in this Section 4, each Party will cooperate with the other Party controlling any such action (as may be reasonably requested by the controlling Party), including (i) providing access to relevant documents and other evidence and (ii) making itself and its Affiliates and Sublicensees, and its and their respective employees, subcontractors, consultants and agents reasonably available for purposes relating to such action.

5.     Confidentiality.

(a)        Nondisclosure. Each Party or its Affiliates, or their respective representatives, employees or agents (the "Receiving Party") may receive or have access to Confidential Information belonging to or provided by the other Party or its Affiliates or their respective representatives, employees or agents (the "Disclosing Party"). The Receiving Party shall not, at any time, directly or indirectly, use for any reason other than activities contemplated hereunder any Confidential Information of the Disclosing Party. Except as expressly set forth in or permitted by this Agreement, the Receiving Party shall not disclose to any third party the Confidential Information of the Disclosing Party, and each Receiving Party in possession of Confidential Information of the Disclosing Party will take all reasonably appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft. The Parties further acknowledge that Confidential Information may have been provided by the Parties to each other prior to the Effective Date for the purposes of this Agreement. The Parties agree that as of the Effective Date, all such previously provided Confidential Information will be protected by the terms and conditions of this Agreement. For the avoidance of doubt, the terms of this Agreement are the Confidential Information of both Parties. The obligations of this Section 5(a) shall be in effect for five (5) years following the termination or expiration of this Agreement.

(b)       Authorized Disclosure. Only to the extent that it is reasonably necessary to fulfill its obligations or exercise its rights under this Agreement, Receiving Party may disclose Confidential Information belonging to Disclosing Party in the following instances: (i) to file or prosecute patent applications in accordance with this Agreement; (ii) to make regulatory filings permitted under this Agreement; (iii) to prosecute or defend litigation or to comply with applicable laws, regulations, guidances or judicial processes; and (iv) solely on a need-to-know basis, to its Affiliates and Sublicensees or its or their respective employees, directors, subcontractors (including consultants) or agents, or their respective professional advisors, each of whom prior to disclosure must be bound by obligations of confidentiality and non-use substantially similar to the obligations set forth in this Section 5; provided, however, that Receiving Party shall remain responsible for any failure by any person who receives Confidential Information from Receiving Party to treat such Confidential Information as required under this Section 5. If any Confidential Information is disclosed pursuant to the foregoing, such disclosure shall not cause any such information to cease to be Confidential Information except to the extent that such permitted disclosure results in a public disclosure of such information (other than by breach of this Agreement). Where reasonably possible, Receiving Party shall notify Disclosing Party of Receiving Party's intent to make such disclosure pursuant to clauses (i) through (iii) of this Section 5(b) sufficiently prior to making such disclosure to allow Disclosing Party adequate time to take whatever action it may deem appropriate to protect the confidentiality of such information.

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(c)        Terms of Agreement. Neither Party may disclose the terms of this Agreement to any third party without the prior written consent of the other Party, except as required by law, the SEC or securities exchange requirement; provided that (a) the disclosing party will give reasonable advance notice to the other party of such disclosure and use reasonable efforts to secure confidential treatment; and (b) disclosure may be made to actual and bona fide potential investors, acquirors, (sub)licensees, and other financial or commercial partners for the purpose of evaluating or carrying out an actual or potential investment, acquisition, or collaboration, in each case under written obligations of confidentiality and non-use at least as stringent as those herein.

6.      Indemnification.

(a)        Licensee shall indemnify, defend and hold harmless Licensor, its Affiliates, and their respective employees, officers, directors and agents (each a "Licensor Indemnitee") from any and all losses, expenses, costs and damages incurred (including reasonable legal expenses and attorneys' fees) (each a "Liability") as a result of any claim, demand and/or proceeding brought by a third party ("Third Party Claim") to the extent arising from:

(i)         the manufacture, sale or use of any Compound or Product by Licensee, its Affiliate or by a Sublicensee under a Sublicense;

(ii)         a breach by Licensee under this Agreement; or

(iii)        the gross negligence or willful misconduct of Licensee;

provided, however, that Licensee shall not have any obligations under this Section 6(a) to the extent the Third Party Claim arises from any breach by Licensor under this Agreement or the gross negligence or willful misconduct of Licensor or its Affiliates.

(b)        Licensor shall indemnify, defend and hold harmless Licensee, its Affiliates, and their respective employees, officers, directors and agents (each a "Licensee Indemnitee") from any and all Liabilities as a result of any Third Party Claim to the extent arising from:

(i)          a breach by Licensor under this Agreement; or

(ii)         the gross negligence or willful misconduct of Licensor or its Affiliates.

provided, however, that Licensor shall not have any obligations under this Section 6(b) to the extent the Third Party Claim arises from any breach by Licensee under this Agreement or the gross negligence or willful misconduct of Licensee or its Affiliates.

7.     Term and Termination.

(a)        Term. The term of this Agreement shall commence on the Effective Date and shall continue on a Product-by-Product and country-by-country basis until the last to expire royalty obligation hereunder, unless sooner terminated as set forth herein (the "Term"). Upon the expiration of the Term for a particular Product in a particular country, the license granted to Licensee under Section 2(a) shall be deemed to be perpetual and fully paid with respect to such Product in such country.

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(b)        Early Termination.

(i)          Without Cause. Licensee may terminate this Agreement at any time with or without cause upon at least sixty (60) days' advance written notice to Licensor.

(ii)         For Cause. If either Party is in material breach of any material obligation hereunder, the other Party may give written notice thereof to the allegedly breaching Party, and if such breach is not cured within thirty (30) days, the non-breaching Party shall have the right to terminate this Agreement upon written notice.

(iii)        By Mutual Consent. The Parties may terminate this Agreement in its entirety at any time through a writing executed by a duly authorized representative of each Party.

(iv)        For Abandonment. If Licensee fails to perform commercially reasonable activities for, or devote commercially reasonable resources to, the research (including in collaboration with third parties), development, manufacturing or commercialization of the Product, or otherwise ceases such activities without good faith cause, for a period of nine (9) consecutive months during the Term, then Licensor may provide written notice of such failure under this Section 7(b)(iv). If Licensee does not (A) within thirty (30) days after such notice, provide a reasonable corrective action plan and (B) within sixty (60) days after such notice, commence performance under such corrective action plan, then Licensor will have the right to terminate this Agreement upon written notice to Licensee.

(c)       Effects of Termination. Upon any termination of this Agreement, the following terms will apply:

(i)         The license grant by Licensor will automatically terminate; provided, however, that any Sublicensee will, as of the effective date of termination of this Agreement, automatically and without any additional consideration become a direct licensee of Licensor with respect to the rights sublicensed to the Sublicensee by Licensee under this Agreement, so long as (i) such Sublicensee is not in breach of its sublicense agreement with Licensee or the applicable provisions of this Agreement, (ii) such Sublicensee agrees in writing to comply with all of the terms of this Agreement to the extent applicable to the rights originally sublicensed to it by Licensee, and (iii) such Sublicensee agrees to pay directly to Licensor the amounts that would have been owed by Licensee to Licensor under this Agreement to the extent applicable to the rights sublicensed to it by Licensee. The foregoing shall not apply if a Sublicensee provides written notice to Licensor that it does not wish to receive and retain the rights afforded to it pursuant to this Section 7(c).

(ii)        Licensee shall promptly provide to Licensor a description of the status of the research, development, manufacture and commercialization of Products through the effective date of termination. If and to the extent requested by Licensor, Licensee shall also promptly provide to Licensor all non-clinical and clinical data and safety and other reasonably requested technical and other information or materials reasonably related to research, development, manufacture or commercialization of Products to the extent that such information and data would reasonably facilitate Licensor or its designee to research, develop, manufacture and commercialize Products after termination.

(iii)       Licensee, Affiliates and Sublicensees shall transfer and assign and do hereby transfer and assign to Licensor all regulatory filings, regulatory approvals and other regulatory materials for Products.

(iv)       Effective as of termination, Licensee, Affiliates and Sublicensees hereby grant and agree to grant to Licensor an exclusive, royalty-free, fully-paid up, perpetual license, with the right to grant sublicenses through multiple tiers under the Licensee Technology, as well as all trademarks, trade names and the like with respect to Products, to make, have made, use, offer to sell, sell, import and otherwise exploit Products in the Territory in the Field of Use.

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(d)        Survival. Expiration or termination of this Agreement shall not relieve the Parties of any obligation accruing prior to such expiration or termination. Without limiting the foregoing, the provisions of Sections 2(c), 3(h), 3(i), 3G), 5, 6, 7(c), 7(d), 8-17 herein, and any other obligations and rights which are expressly stated to survive, shall survive expiration or termination of this Agreement.

8.      Additional Representations and Warranties; Limitation of Liability.

(a)        Mutual Representations and Warranties. Each Party represents and warrants to the other that it (i) has the full right and authority to enter into this Agreement, extend the rights and licenses granted to the other in this Agreement and fully perform its obligations hereunder and (ii) has not made and will not make any commitments to others in conflict with or in derogation of such rights or this Agreement.

(b)       Disclaimer. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF DESIGN, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NONINFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

(c)       Limitation of Liability. EXCEPT WITH RESPECT TO THEIR RESPECTIVE INDEMNIFICATION OBLIGATIONS, NEITHER PARTY SHALL BE LIABLE FOR INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, EXEMPLARY, PUNITIVE OR MULTIPLE DAMAGES ARISING IN CONNECTION WITH THIS AGREEMENT OR THE EXERCISE OF ITS RIGHTS HEREUNDER, OR FOR LOST PROFITS ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF SUCH DAMAGES. EXCEPT WITH RESPECT TO SECTION 7, NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT, LICENSOR'S TOTAL AND CUMULATIVE LIABILITY ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY OR OTHERWISE, SHALL IN NO EVENT EXCEED THE AGGREGATE AMOUNT RECEIVED BY LICENSOR FROM LICENSEE UNDER THIS AGREEMENT.

9.       Relationship of Parties. Nothing herein shall be construed to create any partnership, joint venture, agency or similar relationship, or to subject the Parties to any implied duties or obligations respecting the conduct of their affairs which are not expressly stated herein. Neither Party shall have any right or authority to assume or create any obligation or responsibility, either express or implied, on behalf of or in the name of the other Party, or to bind the other Party in any matter or thing whatsoever.

10.      Entire Agreement. Each Party acknowledges that this Agreement is the complete and exclusive statement of the agreement between the Parties relating to the subject matter of this Agreement, which supersedes and merges all prior proposals, understandings and all other agreements, oral and written between the Parties relating to the subject matter of this Agreement. This Agreement cannot be modified or altered except by a written instrument duly executed by both Parties. The failure of either Party to exercise in any respect any right provided for herein shall not be deemed a waiver of any right hereunder.

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11.      Severability. If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby. Further, the provision that is held to be invalid, illegal or unenforceable shall remain in effect as far as possible in accordance with the intention of the Parties.

12.     Governing Law. This Agreement is to be construed in accordance with the laws of the State of California without reference to conflict of laws principles. The Parties agree that any dispute regarding the interpretation or validity of, or arising from, this Agreement will be subject to the exclusive jurisdiction of the state and federal courts in and for the State of California located in San Diego, California, and each Party hereby agrees to submit to the personal and exclusive jurisdiction and venue of such courts.

13.     Binding Effect and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns. This Agreement may not be assigned or otherwise transferred by either Party without the consent of the other Party, which consent shall not be unreasonably withheld; provided that such consent shall not be required in connection with a sale of all or substantially all of the business or assets of a Party, whether by merger, consolidation, divesture, restructure, sale of stock, sale of assets, or otherwise.

14.     Notices. Notices under this Agreement may be given (i) by hand, or (ii) by certified mail return receipt requested, (iii) by email with reply confirming receipt or (iv) by nationally recognized overnight courier. Such notices are effective upon receipt by an employee, agent, or representative of the receiving party authorized to receive notices or other communications sent or delivered in the manner set forth above, if sent according to the information set forth below or to such subsequent address as either Party may specify by notice to the other:

If to Licensor, to:	If to Licensee, to:

Neuropore Therapies, Inc.	Global Cancer Technology
10835 Road to the Cure, Suite 230	16776 Bernardo Center Drive, Suite 203
San Diego, CA 92121	San Diego, CA 92128
Attention: Chief Executive Officer	Attention: John Clark
Email: doug@bonhaus@neuropore.com	Email: jclark@globalcancertechnology.com

15.     Headings. The headings of Sections of this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement in any way.

16.     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. In addition, PDF signatures of authorized signatories of any Party will be deemed to be original signatures and will be valid and binding, and electronic delivery of a PDF signature by any Party will constitute due execution and delivery of this Agreement.

17.     Interpretation. All references in this Agreement to the singular shall include the plural where applicable. Unless otherwise specified, references in this Agreement to any Section shall include all subsections and paragraphs in such Section, and references in this Agreement to any subsection shall include all paragraphs in such subsection . The word "including" and similar words means including without limitation. The word "or" means "and/or" unless the context dictates otherwise because the subjects of the conjunction are, or are intended to be, mutually exclusive. The words "herein", "hereof', and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision. All references to days in this Agreement mean calendar days, unless otherwise specified. Ambiguities and uncertamttes in this Agreement, if any, shall not be interpreted against either Party, irrespective of which Party may be deemed to have caused the ambiguity or uncertainty to exist. This Agreement has been prepared in the English language and the English language shall control its interpretation. In addition, all notices required or pennitted to be given hereunder, and all written, electronic, oral, or other communications between the Parties regarding this Agreement shall be in the English language.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date:

NEUROPORE THERAPIES, INC.	GLOBAL CANCER TECHNOLOGY

By: /s/ Doug Bonhaus	By: /s/ John P. Clark
Name: Doug Bonhaus	Name: John P. Clark
Title: C.E.O.	Title: CEO

[Signature Page to Exclusive License Agreement]

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Exhibit A

LICENSED PATENT RIGHTS

MoFo Docket Numbe r	Title	PCT Application No./ Publication No.*	National phase filing deadline
69946-20010.40	TRI-SUBSTITUTED ARYL AND	PCT/US2019/026634	October 10, 2020
	HETEROARYL DERIVATIVES AS	WO 2019/199864 *
MODULATORS OF P13-KINASE
AND AUTOPHAGY PATHWAYS
69946-200 13 .40	MORPHOLINE DERIVATE$ AS	PCT/US2019/026646	October 10, 2020
	INHIBITORS OF VPS34	WO 2019/199874*
(corresponding provisional
application title was
THIAZOLE OR THIADIAZOLE
SUBSTITUTED ARYL AND
HETEROARYL DERIVATIVES AS
INHIBITORS OF VPS34)

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